June 9, 2005

Kevin Rich
c/o DB Commodity Services LLC
60 Wall Street
New York, New York  10005

Re:	DB Commodity Index Tracking Fund
	DB Commodity Index Tracking Master Fund
	Registration Statement on Form S-1
	Registration No. 333-125325
	Filed May 27, 2005

Dear Mr. Rich:

	This is to advise you that a preliminary review of the above registration statement indicates material deficiencies of the requirements of the Securities Act of 1933, and the rules and regulations under the Act. For example, we note that you have not included financial statements as required by Items 3-01 and 3-02 of
Regulation S-X. For this reason, we will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

	We suggest that you consider submitting an amendment that includes updated financial statements. We will commence our review
of your registration statement at that time.   Please refer any
questions to Michael McTiernan, Special Counsel, at (202) 551-
3852.


							Sincerely,



							Elaine Wolff
							Branch Chief

cc:	Michael J. Schmidtberger, Esq. (via facsimile)